

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 1, 2016

Gene Nelson
President and Chief Executive Officer
All Soft Gels, Inc.
3904 West 3930 South
Salt Lake City, UT 84128

> **Re: All Soft Gels, Inc.**
> **Registration Statement on Form S-1**
> **Filed February 2, 2016**
> **File No. 333-209325**

Dear Mr. Nelson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.    You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have had nominal operations, nominal assets and no revenues to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status.

2.    Please clarify whether Mr. Nelson will sell up to 4,000 shares, will sell his shares only if he sells all 4,000 shares, or if he will only sell his shares if a certain minimum number of shares are purchased.

Prospectus Cover Page

3.      Please disclose the net proceeds you will receive and the net proceeds the selling
        shareholders will receive. Refer to Item 501(b)(3) of Regulation S-K.

4.      Please revise your cover page to indicate that Mr. Nelson will continue to have a
        controlling interest in the company following the offering.

Prospectus Summary, page 1

5.      Please revise the disclosure in your summary to briefly discuss each of the below points.
        You should also provide a more thorough discussion of each of the below in your
        business section:
        •   Please describe the product in greater detail.  You should explain how the product
            works, its intended use and its intended customers.
        •   If the product requires FDA approval, please disclose whether FDA approval has
            been obtained.  If FDA approval is not required, please tell us why.
        •   Describe whether the company developed or acquired the gel capsules.  If the
            company has acquired the gel capsules, please describe the terms of any relevant
            license or joint venture agreements.   If the company developed the product,
            please clarify whether development is complete.
        •   Please describe what, if anything, is proprietary about these gel capsules.  If the
            company has an intellectual property in connection with the capsules, please
            describe the intellectual property.

6.      Please disclose who is providing the use of your facility free of charge.

Risk Factors, page 5

7.      Please include risk factor discussion indicating that Mr. Nelson is under no obligation to
        fund the company until the company raised $75,000 or thereafter.

8.      Please include a risk factor disclosing any side effects of your product.

9.      Please include a separate risk factor indicating that you will not be able to manufacture
        your product until after you have made sales.  Please indicate whether you are dependent
        on customers prepaying for their order.

If we do not obtain additional financing…, page 5

10.     Please revise to clarify that you expect to have a working capital deficit following this offering and that obtaining a loan may be difficult given your lack of assets and operating history.

Use of Proceeds, page 10

11.     On the bottom of page 10, you state that you are registering 10 million shares for $10,000 in gross proceeds, but you have only registered 4 million shares for $4,000 of gross proceeds.  Please revise this apparent discrepancy.

Selling Security Holder, page 11

12.     In the first sentence of this section you indicate that you have 50,000,000 shares outstanding but elsewhere in your registration statement you state that there are only 10,000,000 shares outstanding.  Please revise this apparent discrepancy.

Market for Common Equity and Related Shareholder Matters, page 13

13.     We note your statement that you are not required to deliver an annual report to security holders.  Please to clarify that you will be required to file periodic reports once your registration statement is effective.

Management's Discussion and Analysis of Financial Condition, page 14

14.     You state that you are developing "art picture and carpet binding" but do not explain how this relates to your soft gel capsule business.  Please clarify whether you are pursuing multiple business lines and describe each business line in greater detail.

15.     You state that you have an oral agreement in place with Mr. Nelson pursuant to which he will fund the Company until such time as the Company raises $75,000.  However, you also state that Mr. Nelson is under no obligation or duty to fund the company.  Please clarify the nature of your agreement with Mr. Nelson.  If he is actually under no obligation to fund the company, then delete the references to the oral agreement here.

16.     You indicate that the sales price of your product will be between $3,000 and $100,000 dollars.  Please clarify whether this price is for one capsule, multiple capsules or for the capsule technology.  Please also explain why there is such a large range in pricing.

Liquidity and Capital Resources, page 17

17.    We note your statements on page 18 that the manufacturing costs will come from Mr. Nelson and/or the selling of the product and all funds relating to the offering will be provided by Mr. Nelson.  Please clarify Mr. Nelson's obligations to provide funding.

Description of Business, page 22

18.    We note that Soft Gel Technologies, Inc. will manufacture and package your product. If you have an agreement in place with Soft Gel Technologies, you should file it as an exhibit to you registration statement as it appears to be material to your company's business.

The Creatine Supplement Capsule Industry, page 22

19.    We note your disclosure here and on page 23 indicating that your product is unique because it is a soft gel capsule of Kre-Alkalyn.  However, it appears that there are a large number of companies providing Kre-Alkalyn in soft gel form.  Please clarify what is unique about your product and how you intend to compete with the other soft gel Kre-Alkalyn companies.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Alla Berenshteyn at (202) 551-4325 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc (via email):
Keith N. Hamilton, Esq.